Exhibit 97.1

LORDSTOWN MOTORS CORP.

CLAWBACK POLICY

1.Introduction.  The Board of Directors (the “Board”) of Lordstown Motors Corp. (the “Company”) believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”).

2.Administration.  This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee of the Board (the “Compensation Committee”), in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

3.Covered Employees.  This Policy applies to the Company’s current and former executive officers, as designated for purposes of Rule 16a-1(f) under the Exchange Act, and as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the NASDAQ Capital Market (“NASDAQ”), and such other employees who may from time to time be deemed subject to the Policy by the Board (“Covered Employees”).

4.Recoupment for Accounting Restatement.  In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including (a) restatements that correct errors that are material to previously issued financial statements, and (a) restatements that correct errors that are not material to previously issued financial statements but would result in a material misstatement if the errors were left uncorrected in the current report or the error correction was recognized in the current period (a “Covered Restatement”), the Board will require reimbursement or forfeiture of any excess Incentive Compensation (as defined below) received by any Covered Employee during the three completed fiscal years immediately preceding the date on which the Company is required to prepare such Covered Restatement (which date will be the earlier of the date the Board or an authorized officer concludes, or reasonably should have concluded, that a Covered Restatement was required, or a court directs the Company to prepare a Covered Restatement).

5.Recoupment for Misconduct. The Company may require, in the Board’s discretion, reimbursement or forfeiture by any Covered Employee of (i) any Incentive Compensation and (ii) any other equity award or cash bonus (whether or not based on a financial reporting measure) (“Other Compensation”), if the Company reasonably determines that one or more of the following has occurred (“Misconduct”):

(a)

during the period of the Covered Employee’s employment with the Company or any of its subsidiaries (the “Service Period”), the Covered Employee has committed a felony (under the laws of the United States or any relevant state, or a similar crime or offense under the applicable laws of any relevant foreign jurisdiction);

(b)

during the Service Period or at any time thereafter, the Covered Employee has committed or engaged in a breach of confidentiality, or an unauthorized disclosure or use of inside information, customer lists, trade secrets or other confidential information of the Company or any of its subsidiaries that, in any such case, has resulted in or can reasonably be expected to result in material harm to the reputation or business of the Company; or

(c)

during the Service Period or at any time thereafter, the Covered Employee has committed or engaged in a material and intentional act of theft, embezzlement or fraud, or materially and intentionally breached any agreement to which the Covered Employee is a party with the Company or any of its subsidiaries that, in any such case, has resulted in or can reasonably be expected to result in material harm to the reputation or business of the Company.

6.Incentive Compensation.  For purposes of this Policy, “Incentive Compensation” means compensation that is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure, including, but not limited to:

•	Annual bonuses and other short- and long-term cash incentives.
•	Stock options.
•	Stock appreciation rights.
•	Restricted stock.
•	Restricted stock units.
•	Performance shares.
•	Performance units.

Financial reporting measures include the following, whether determined on a GAAP or non-GAAP basis, among other measures deemed to be “financial measures” under Section 10D of the Exchange Act:

•	Company stock price.
•	Total shareholder return.
•	Revenues.
•	Net income.
•	Earnings before interest, taxes, depreciation, and amortization (EBITDA).
•	Funds from operations.
•	Liquidity measures such as working capital or operating cash flow.

•	Return measures such as return on invested capital or return on assets.
•	Earnings measures such as earnings per share.

For the avoidance of doubt, Incentive Compensation does not include salaries, bonuses or non-equity incentive plan awards earned solely by satisfying subjective standards, wholly time-based equity awards, discretionary bonuses or other compensation that is paid on a discretionary basis, or compensation based on goals unrelated to financial reporting measures.

7.Excess Incentive Compensation: Amount Subject to Recovery.  In the case of a Covered Restatement, the amount to be recovered will be the amount of Incentive Compensation received by the Covered Employee that exceeds the amount of Incentive Compensation that otherwise would have been received by the Covered Employee had it been determined based on the restated amounts resulting from the Covered Restatement. Excess Incentive Compensation must be computed without regard to any taxes paid, as determined by the Board.

If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Employee directly from the information in the Covered Restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. The Company will maintain documentation of the determination of that reasonable estimate, and provide such documentation to NASDAQ.

In the case of Misconduct, the amount of Incentive Compensation and Other Compensation to be recovered will be determined by the Board, taking into account such factors as it deems appropriate, including (i) the extent and nature of the Covered Employee’s involvement in and accountability for the Misconduct that caused or reasonably could cause material harm to the business or reputation of the Company, (ii) the degree of harm to the business or reputation of the Company that was caused by or reasonably can be expected to result from the Misconduct, (iii) the likelihood of success in seeking reimbursement or forfeiture under governing law relative to the effort involved, (iv) whether the assertion of a reimbursement or forfeiture claim may prejudice the interests of the Company in any related proceeding or investigation, or otherwise, (v) whether the expense of seeking reimbursement or forfeiture is likely to exceed the amount sought or likely to be recovered, (vi) the passage of time since the occurrence of the act in respect of the applicable conduct that triggers this Policy, (vii) any pending or threatened legal proceeding relating to the applicable conduct that triggers this Policy, and any actual or anticipated resolution (including any settlement) relating thereto, (viii) the tax consequences to the affected Covered Executive and (ix) such other factors as it may deem appropriate under the circumstances.

Nothing in this policy will limit in any respect the Company’s right to take or not to take any action with respect to any Covered Employee’s employment and any determination regarding this Policy and any application and implementation thereof need not be uniform with respect to each Covered Employee, or payment recovered or forfeited under this policy.

8.Method of Recoupment.  The Board will determine, in its sole discretion, the method for recouping Incentive Compensation and Other Compensation hereunder, which may include, without limitation:

(a)	requiring reimbursement of cash Incentive Compensation or Other Compensation previously paid;
(b)	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
(c)	offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Employee;
(d)	cancelling outstanding vested or unvested equity awards; and/or
(e)	taking any other remedial and recovery action permitted by law, as determined by the Board.

9.No Indemnification.  The Company shall not indemnify any Covered Employee against the loss of any incorrectly awarded Incentive Compensation or Other Compensation recouped on account of a Covered Restatement or Misconduct, including any taxes, penalties, liens, and interest, of any kind, relating to such compensation or its recoupment.

10.Interpretation.  The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed.

11.Effective Date.  This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation and Other Compensation that is approved, awarded or granted to Covered Employees (a) on or after that date and (b) prior to such date to the extent provided in the applicable award agreement, employment agreement or compensation plan.

12.Amendment; Termination.  The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to comply with Section 10D of the Exchange Act and any rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time.

13.Other Recoupment Rights and Obligations.  The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Employee to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company or obligations of the Covered Employees under law. For the avoidance of doubt, with respect to any award agreement, employment agreement or compensation plan entered into or established prior to the date hereof that provides it is or will be subject to any clawback policy established by the Company and that otherwise has terms that are inconsistent with the terms hereof, the terms of this Policy as in effect from time to time will prevail.

14.Impracticability.  The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable or is otherwise exempt, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of NASDAQ.

15.Successors.  This Policy shall be binding and enforceable against all Covered Employees and their beneficiaries, heirs, executors, administrators or other legal representatives.